EXHIBIT (a)(1)(i)


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                         DB Hedge Strategies Fund LLC


September 27, 2005

Dear DB Hedge Strategies Fund LLC Investor:

          We are writing to inform you of important dates related to the repurchase offer relating to DB Hedge Strategies Fund LLC (the "Fund").

          The Fund recently notified its investors that the Board of Directors of the Fund had determined that it is in the best interests of the Fund and its investors for the Fund to be liquidated. This decision was made after consideration of the recommendation of DB Investment Managers, Inc. (the "Adviser") and was based on a number of factors, including relative performance, dwindling interest in the Fund and the fact that the asset base of the Fund continued to be below a level where the Fund could adequately cover its expenses without the significant ongoing financial support of the Adviser.

          While the Fund intends to liquidate its assets as soon as practicable, the final liquidation of the Fund may not occur until 2007 or potentially later. The Fund is making the repurchase offer described in this document to accommodate investors who would like to have their Units purchased under this offer (and receive payment in connection therewith on or about January 31, 2006) rather than to wait for the final dissolution of the Fund in 2007 or potentially later. The Adviser and the Board of Directors of the Fund strongly urge you to consider participation in this repurchase offer. The Adviser and Board of Directors recommend that investors participate in the repurchase offer if they would like to liquidate their investment in the Fund at the present time, receive full payment in connection with the repurchase offer on or about January 31, 2006 and do not want to wait until 2007, or potentially later, for the final dissolution of the Fund. Investors who do not participate in the repurchase offer should be aware that the Adviser is presently seeking to liquidate investments in all of the underlying investment funds that can be liquidated by January 2006 and that it will liquidate the limited number of remaining investments as soon as practicable thereafter. Accordingly, the final investment return for investors who do not participate in the repurchase offer will be determined by a non-diversified portfolio and over a potentially protracted period of time. Further, investors who do not participate in the repurchase offer may have extremely limited liquidity in the Units until 2007 or potentially later and will receive only partial distribution payments until the final dissolution of the Fund. Neither the Adviser nor the Board of Directors of the Fund can make any prediction or representation as to the ultimate performance of these remaining investments. Specifically, it is currently unknown whether these remaining investments will perform poorly or well either individually or in the aggregate.

          The repurchase offer period will begin on September 27, 2005 and end on October 27, 2005. The value of Units for purposes of calculating your repurchase price will be determined as of December 31, 2005, and payment will be made in cash on or about January 31, 2006.

          An affiliate of the Adviser owning Units has advised the Fund that it does not intend to participate in the repurchase offer if its participation would adversely impact the ability of the Fund to accept all repurchase requests submitted by non-affiliated investors. (In practical terms, all non-affiliated investors will have an opportunity - pursuant to this repurchase offer - to have their repurchase requests satisfied prior to repurchases for affiliated entities of the Adviser.)

          Should you wish to sell your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal to PFPC Inc. in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. If you do not sell your Units in this tender offer period, you may have extremely limited liquidity in the Units until 2007 or potentially later.

          All requests to tender Units must be received by the Fund's Sub-Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by October 27, 2005. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. by calling the number below.


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          If you have any questions, please refer to the attached Offer to
Repurchase document, which contains additional important information about the repurchase offer, or call your Financial Advisor or PFPC Inc. at (302) 791-2810.

Sincerely,

DB Hedge Strategies Fund LLC


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